Exhibit 99(a)(20)

EFiled: Jan 12 2005 10:48AM EST
Filing ID 4930447

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ELEANORE A. KENNEL

PLAINTIFF,	Civ. No

-against

NEWS CORPORATION, FOX ENTERTAINMENT
GROUP, INC., RUPERT MURDOCH, PETER J.
POWERS, LACHLAN KEITH MURDOCH, DR.
CHRISTOS M. COTSAKOS, ARTHUR MICHAEL
SISKIND, PETER CHERNIN, AND DAVID
FRANCIS DEVOE,

DEFENDANTS.

CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges as follows on information and belief except as to her own actions, which are alleged on personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of herself and the Class A minority stockholders of Fox Entertainment Group (“Fox” or the “Company”) to enjoin a buy out of those shareholders of the Company by defendant News Corporation. (“News Corp.”) News Corp seeks ultimately to consummate a short form merger of the two companies, at a price grossly inadequate to the minority stockholders.

2. News Corp., which holds a 82.1% stake in the equity of the Company, owes the highest fiduciary duty to be scrupulously fair in its dealings with the Company’s minority shareholders. The tender offer constitutes self dealing, deception, unfair dealing and a breach of fiduciary duty to Fox’s minority stockholders.

THE PARTIES

3. Plaintiff Eleanore A. Kennel owns 80 shares of Fox and has held such stock since prior to the January 10, 2005 announcement of the exchange offer.

4. Fox is a Delaware corporation with its principal place of business Civ. No. located at 1211 Avenue of the Americas, New York, NY 10036. Fox is a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming.

5. Defendant News Corp., a publicly-held Delaware corporation, is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers and book publishing. News Corp. is a holding company that conducts all of its activities through subsidiaries and affiliates, such as Fox, News America Marketing In-Store Services, Inc., News America Marketing FSI, Inc., News International Limited, and News Limited, among others. News Corp. is the majority, dominating and controlling shareholder of Fox. News Corp. currently owns approximately 82.1% of the equity and 97.0% of the voting power of Fox through its ownership of approximately 59.1 % of the outstanding shares of Fox Class A common stock and 100% of the outstanding shares of Fox Class B common stock. News Corp. is sued as the controlling and dominating shareholder of Fox, for breaching its fiduciary duties in connection with its offer to exchange its shares for Fox shares.

6. Defendant Rupert Murdoch is Chairman and CEO of the Company, and was at all relevant times a director of the Company. Rupert Murdoch is also the Chairman and CEO of News Corp., the Company’s majority and controlling shareholder, and a member of the boards of News America, Inc., News International, PLC, and News Ltd. Rupert Murdoch is not an independent director.

7. Defendant Peter J. Powers (“Powers”) is and was at all relevant times a non-executive director of the Company. Powers is also a non-executive director of NDS Group, plc, another majority owned subsidiary of News Corp. As a result of his extensive dealings with News Corp, Powers is not an independent director.

8. Defendant Lachlan Keith Murdoch (“Lachlan Murdoch”) is and was at all relevant times a director of the Company. Lachlan Murdoch, the son of Rupert Murdoch, is also currently the Chairman of Fox Television Stations, Inc., a subsidiary of Fox, Chairman of News Ltd., Deputy COO and Executive Director of News Corp., and a director of FOXTEL Management. As a result of his extensive familial and business ties to News Corp., Lachlan Murdoch is not an independent director.

9. Defendant Arthur Michael Siskind (“Siskind”) is and was at all relevant times a director of the Company. Siskind is also a Senior Executive Vice President of News America, Inc. and a Senior Advisor to News Corp. Siskind is not an independent director.

10. Defendant Peter Chernin (“Chernin”) is and was at all relevant times a director of the Company, as well as the Company’s President and COO. Chernin is also the Chairman and CEO of News American, Inc. and the President and COO of News Corp. Chernin is not an independent director.

11. Defendant David F. DeVoe (“DeVoe”) is and was at all relevant times a director of the Company, as well as the Company’s Senior Executive Vice President and CFO. DeVoe is also a Senior Executive Vice President and CFO of News Corp. and News America, Inc. DeVoe is not an independent director.

12. Defendant Christos M. Cotsakos (“Cotsakos”) is and was at all relevant times a director of the Company.

CLASS ACTION ALLEGATIONS

13. Plaintiff brings this action on her own behalf and as a class action on behalf of all common stockholders of Fox as of January 10, 2005 (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with defendants) who are or will be deprived of their equity interest in the Company at an unfair price under the proposed buy out of the Company’s public stockholders through the wrongful acts described herein.

14. This action is properly maintainable as a class action pursuant to Rule 23 of the Rules of the Court of Chancery for the following reasons:

a. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 174.8 million shares held by the Company’s minority stockholders.

b. There are questions of law and fact which are common to members of the class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

(1)	whether defendants have engaged in a plan and scheme to deceive and coerce the public stockholders of Fox and to enrich themselves at the expense of these public stockholders;

(2)	whether the proposed tender offer is grossly unfair to Fox’s public stockholders;

(3)	whether plaintiff and the other members of the class would be irreparably damaged were the transactions complained of herein consummated;

(4)	whether defendants have breached the fiduciary and other common law duties, such as good faith and fair dealing owed by them to plaintiff and the other members of the class.

c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff is an adequate representative of the class and will fairly and adequately protect the interests of the class.

d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

e. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

14. On January 10, 2005, it was announced that News Corp. offered to acquire all of the outstanding shares of Fox Entertainment that it does not already own. Under the terms of the exchange offer, holders of Fox Entertainment Class A shares will receive 1.90 shares of the News Corp.’s Class A shares. That represents a meager 7.4 percent premium Fox’s closing price Friday of $31.22 on the New York Stock Exchange. News Corp.’s Offering Statement also represents that after completion of the offer, it will implement a short form merger at the same offering price. If it does not acquire enough shares in the offer to reach the 90% threhhold required for a short form merger, News Corp. Represents that it will convert enough of its Class B shares into Class A shares to meet the threshhold. In effect, then, this is an entirely involuntary, coercive transaction. The exchange offer became effective immediately.

15. The exchange offer prospectus provides no fairness opinion, and the exchange ratio was not the product of any negotiation with the Fox Board or any independent representative of the Company. Fox’ 14D-9 recommendation statement is not due for 10 business days, during which millions of shares may be tendered. Even then, it is certain that the Fox board, which consists almost entirely of News Corp. Officers and directors, will either endorse the offer or maintain its neutrality. As a result, the minority stockholders of Fox will not receive any independent advice as to the fairness of the proposed exchange ratio. Nor will they receive the benefit of arm’s length bargaining over the terms of the offer. Rather, the exchange ratio was determined unilaterally by News Corp. and is unquestionably a lower price than would have been negotiated at arm’s length.

18. In fact, the consideration to be paid to Class members in the transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Fox Entertainment’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

19. News Corp. timed its offer to take advantage of the recent decline in the market price of Fox Entertainment’s stock. The offer has the effect of capping the market for Fox Entertainment’s stock to facilitate News Corp.’s plan to obtain the public interest in Fox Entertainment as cheaply as possible.

21. The defendants have breached their duty of loyalty to Fox Entertainment stockholders by using their control of Fox Entertainment to force plaintiff and the Class to sell their equity interest in Fox Entertainment at an unfair price, and deprive Fox Entertainment’s public shareholders of maximum value to which they are entitled. News Corp. has breached its fiduciary duties, which arise from its effective control of Fox Entertainment, by using such effective control for its own benefit.

22. The Exchange Offer is coercive to the minority shareholders. Not only are they forced to respond without any independent advice, they are well aware that, even if they do not tender they will ultimately be forced out at the same price—but at a much later date. Under such circumstances, any rational shareholder will tender regardless of the fairness of the exchange ratio. Accordingly, News Corp. has a duty to offer a fair price and to negotiate the price in good faith.

22. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Fox Entertainment and that possessed by Fox Entertainment’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

23. News Corp. has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News Corp. is using such inside information to benefit itself and its partners in this transaction, to the detriment of the Fox minority stockholders.

24. News Corp., the Murdoch Family, and the directors of Fox all have direct, material conflicts of interest in the tender offer and eventual merger. News Corp. is the majority shareholder of the Company, dominating, controlling, and influencing the entire Board of Fox.

25. News Corp. is acting solely in its own interest at the expense of Fox’s minority shareholders. It is in a position to dictate the terms of the tender offer and merger. Nearly every director of Fox is additionally employed by News Corp. and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.

26. While no special committee of the allegedly independent directors has been formed by the Fox Board to evaluate the tender offer and merger, such a special committee (if appointed) would be irrelevant as virtually all members of the Fox board have direct conflicts of interest, in light of, inter alia, their compensation by News Corp. as the controlling and dominating shareholder of Fox. Any evaluation of the tender offer and subsequent recommendation by the Fox Board is procedurally flawed and unfair.

27. News Corp., with the acquiescence of the directors of Fox, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants are breaching their fiduciary duties to the members of the Class.

28. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Declaring that defendants have committed a gross abuse of trust and have breached their fiduciary and other duties to plaintiff and other members of the class;

B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the tender offer and proposed short form merger;

C. Declaring this action to be a proper class action and certifying the plaintiff as the representatives of the class;

D. Awarding costs and disbursements;

E. Awarding plaintiffs counsel and expert’s fees;

F. Awarding prejudgment interest; and

G. Granting such other and further relief as may be necessary and appropriate.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ Norman M. Monhait
Norman M. Monhait (DSBA No. 1040)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19899-1070
(302) 656-4433
Attorneys for Plaintiff

Of Counsel:

POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS

100 Park Avenue

26th Floor

New York, NY 10017-5516

(212) 661-1100

JAROSLAWICZ & JAROS

150 William Street, 19th Floor

New York, N.Y. 10038

(212) 227-2780

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